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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*
WELLSFORD REAL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

950240200

(CUSIP Number)

David J. Greenwald, Esq.
Goldman, Sachs & Co.
85 Broad Street, New York,
New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2000

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  |  |.

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. Sec.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP No. 950240200                                        PAGE 2  OF 18 PAGES

  1    NAMES OF REPORTING PERSONS
       IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                            Goldman, Sachs & Co.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |_|
                                                                           (b) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (See Instructions)
                            OO

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |X|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                -0-
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                 2,128,298
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                 -0-

                    10   SHARED DISPOSITIVE POWER
                            2,128,298

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,128,298

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            20.4%

  14   TYPE OF REPORTING PERSON (See Instructions)
                            PN/BD/IA

                                  SCHEDULE 13D

 CUSIP No. 950240200                                        PAGE 3  OF 18 PAGES

  1    NAMES OF REPORTING PERSONS
       IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                            The Goldman Sachs Group, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) |_|
                                                                           (b) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (See Instructions)
                            OO

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

    NUMBER OF       7    SOLE VOTING POWER
      SHARES                -0-
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH                 2,128,298
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH                 -0-

                    10   SHARED DISPOSITIVE POWER
                            2,128,298

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,128,298

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            20.4%

  14   TYPE OF REPORTING PERSON (See Instructions)
                            HC/CO

                 WHWEL Real Estate Limited Partnership, WHATR Gen-Par, Inc., Whitehall Street Real Estate Limited Partnership VII, WH Advisors, L.L.C. VII, Whitehall Street Real Estate Limited Partnership V, WH Advisors, L.L.C. V, W/W Group Holdings, L.L.C., Whitehall Street Real Estate Limited Partnership XI, WH Advisors, L.L.C. XI, Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. hereby amend the report on Schedule 13D, dated August 28, 1997, as amended by Amendment No. 1 thereto dated May 14, 1997, as amended by Amendment No. 2 thereto dated May 14, 1998, as amended by Amendment No. 3 thereto dated June 7, 1999, as amended by Amendment No. 4 thereto dated April 4, 2000, as amended by Amendment No. 5 thereto dated August 10, 2000, and as further amended by Amendment No. 6 dated September 28. 2000 (as so amended, the “Schedule 13D”), filed in respect of shares of common stock, par value $0.01 per share, of Wellsford Real Properties, Inc., a Maryland corporation. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 4.     Purpose of the Transaction.

                 Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs prior to the last paragraph thereof:

On October 20, 2000, certain of the Reporting Persons and their affiliates (i.e. WHWEL, Holdings and WXI/WWG Realty, L.L.C., a Delaware limited liability company, collectively, the “Whitehall Group”)) submitted a draft Memorandum of Understanding (the “MOU”) to the Company and WCPT containing a proposal regarding amendments to the Wellsford/Whitehall Group LLC Agreement (the “Operating Agreement”) described below. The submission of the draft MOU follows the discussions between representatives of the Reporting Persons and the management of the Company previously reported in the Schedule 13D. If executed the MOU is not binding on any of the parties and the transactions contemplated thereby remain subject to among other things, the negotiation and execution of definitive legal agreements. There can be no assurance that the MOU or a definitive agreement relating thereto will be executed by the parties or that the transactions contemplated by the MOU will be consummated. The following summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU, which is filed as Exhibit 7 to the Schedule 13D and is incorporated herein by reference in its entirety.

In the event that the transactions contemplated by the MOU are consummated, the Operating Agreement will be amended to provide that a newly formed company, to be owned at closing primarily by Whitehall XI, Holdings, WHWEL, Whitehall Street Real Estate Limited Partnership XIII, a Delaware limited partnership, and Whitehall Parallel Real Estate Limited Partnership XIII, a Delaware limited partnership (and/or another Whitehall fund), or their affiliates (“New Manager”), will be the new managing member of Wellsford/Whitehall Group, and New Manager will assume all of the day-to-day management rights and duties of WCPT. Although WCPT’s consent will still be required for most of the “Operational Decisions” (as defined in the Operating Agreement) originally set forth in the Operating Agreement. New Manager will have the right to make certain decisions regarding the management and operation of Wellsford/Whitehall Group without the consent of WCPT or Company, including (i) the sale, financing and refinancing of the assets of Wellsford/Whitehall Group, subject to compliance with certain agreed upon parameters, (ii) the sale by Wellsford/Whitehall Group to an entity affiliated with the Whitehall Group of certain assets recently acquired, subject to compliance with certain agreed upon parameters and (iii) the acquisition of certain new assets to be identified by New Manager in like-kind exchange transactions in connection with the disposition of certain specified properties, subject to compliance with certain agreed upon parameters. In addition, in the event the transactions contemplated by the MOU are consummated, either party will have the right to trigger a “buy-sell” mechanism after December 31, 2003, and the Whitehall Group will have the right to trigger a “buy-sell” mechanism with respect to Wellsford/Whitehall Group’s asset known as “Pointview”, located in the Township of Wayne, New Jersey, in the event that the Whitehall Group and WCPT are unable to agree with certain changes to the budgets related to the development of such asset.

As compensation for serving as manager of the Wellsford/Whitehall Group, New Manager will earn an annual asset management fee equal to 0.93% per annum of $700 million (the “Base Value”), which amount will be subject to certain reductions in the event assets of Wellsford/Whitehall Group are sold, and additional fees for construction management and leasing supervision at a discount to market rates and which will be payable by Wellsford/Whitehall Group. In the event that the transactions contemplated by the MOU are consummated, the Whitehall Group will agree not to enforce any exclusivity provisions in the Operating Agreement which the Whitehall Group has the exclusive authority to enforce. The MOU contemplates that all employees of WCPT will cease to be employed by WCPT and will be hired by New Manager on substantially the same terms (i.e. salary and benefits) as provided by WCPT.

In consideration of the modifications to the Operating Agreement described in the MOU, in the event the transactions contemplated by the MOU are consummated, the Company will be paid a one-time fee equal to 0.25% of the gross sales price for any asset of Wellsford/Whitehall Group that is either sold or exchanged at the time of such sale of such asset, and the Company will be paid a one time acquisition fee (the “New Asset Fee”) equal to 0.6% (up to a maximum a fee of $2.4 million) of the purchase price of each new asset with respect to which substantially all of the acquisition, due diligence and underwriting work is performed by employees of the New Manager or New Manager is engaged as the development manager, leasing agent or asset manager after the acquisition of such asset; provided that no New Asset Fee shall be payable in respect of any asset which the Whitehall Group or its affiliates owned on or before the effective date of the definitive agreements implementing the terms of the MOU. In addition, in the event that the transactions contemplated by the MOU are consummated, (i) Company and certain other persons will be entitled to retain the portion of the “promote” payments to which they are entitled under the terms of the Operating Agreement, and (ii) the employees who are to be retained by New Manager will receive the remainder of such “promote” payments in such proportions as are determined by the Whitehall Group.

The MOU contemplates that in the event the transactions contemplated by the MOU are consummated, (i) the Warrants held by the Reporting Persons will be canceled, and the Warrant Agreements, the Registration Rights Agreement and any other agreement with respect to any rights to purchase common stock of the Company will be terminated by the applicable parties thereto, (ii) the Whitehall Group and WCPT will remain responsible for funding their remaining capital commitments to Wellsford/Whitehall Group, and the deadline for funding such capital calls will be extended until December 31, 2001, (iii) after the capital commitments are fully funded or expire, the Whitehall Group and WCPT will, at the request of New Manager, fund on a “revolving” basis up to $10 million for certain necessary expenditures in the proportion of 60% by the Whitehall Group and 40% by WCPT and will be callable prior to December 31, 2003, such amounts to be funded as debt or preferred equity and will accrue interest or dividends at the rate of LIBOR plus 500 basis points per annum and (iv) distributions of proceeds derived from certain capital events generally will be made within 45 days after such capital event (subject to certain reserves that New Manager will have the right to establish).

Item 5.     Interest in Securities of the Issuer.

                 Item 5 of the Schedule 13D is hereby amended by adding the following paragraph after the last paragraph thereof:

Except as set forth on Schedule 5B, no transactions in the Common Stock were effected by Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto, during the period from September 26, 2000 through October 20, 2000.

Item 7.     Material to be Filed as Exhibits.

                Item 7 of the Schedule 13D is hereby amended by filing the following exhibit with this statement:

Ex-7	Memorandum of Understanding among Wellsford Real Properties, Inc., Wellsford Commercial Properties Trust, WHWEL Real Estate Limited Partnership, WXI/WWG Realty, L.L.C. and W/W Group Holdings, L.L.C., dated as of October 22, 2000.

SIGNATURE

                Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: October 23, 2000	WHWEL REAL ESTATE LIMITED PARTNERSHIP By: WHATR Gen-Par, Inc. By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	WHATR GEN-PAR, INC. By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII By: WH Advisors, L.L.C. VII By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	WH ADVISORS, L.L.C. VII By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V By: WH Advisors, L.L.C. V By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	WH ADVISORS, L.L.C. V By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	W/W GROUP HOLDINGS, L.L.C. By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI By: WH Advisors, L.L.C. XI By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	WH ADVISORS, L.L.C., XI By: /s/ Elizabeth M. Burban Name: Elizabeth M. Burban Title: Vice President

Dated: October 23, 2000	GOLDMAN, SACHS & CO. By: /s/ David J. Greenwald Name: David J. Greenwald Title: Managing Director

Dated: October 23, 2000	THE GOLDMAN SACHS GROUP, INC. By: /s/ Daniel M. Neidich Name: Daniel M. Neidich Title: Managing Director

                                  SCHEDULE 5B

                         Wellsford Real Properties, Inc.

Purchases        Sales         Price         Trade Date          Settlement Date

     200                         $19.375        27-Sept-00             2-Oct-00